Mail Stop 4561

      April 25, 2006

Joseph S. Tibbetts, Jr.
Senior Vice President, Chief Financial Officer and Principal Accounting Officer
Novell, Inc.
404 Wyman Street, Suite 500
Waltham, MA 02451

	Re:	Novell, Inc.
   Form 10-K for the Fiscal Year Ended
   October 31, 2005
		Filed January 10, 2006
   Forms 8-K Filed December 1, 2005 and March 2, 2006
		File No. 000-13351

Dear Mr. Tibbetts:

	We have reviewed your response to our letter dated March 31, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form 10-K For the Fiscal Year Ended October 31, 2005

Consolidated Statements of Operations, page 51

1. We note the Company recorded gain on settlement of potential litigation of approximately $448,000 million as a credit to operating expenses. Tell us the basis for recording litigation settlement within operating expenses. Further explain the basis for recording the settlement all in one year (i.e. are there any contingencies or future performance required by the Company relating to this settlement).

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Patrick Gilmore at (202) 551-3406, Thomas
Ferraro at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

Joseph S. Tibbetts, Jr.
Novell, Inc.
April 25, 2006
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